UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November 2011

Commission File Number 1-34694

VimpelCom Ltd.

(Translation of registrant’s name into English)

SOM 2 Bld., Floor 2, Claude Debussylaan 15, 1082 MC, Amsterdam, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIMPELCOM LTD.
(Registrant)
Date: November 16, 2011

	By:	/s/ Jeffrey David Mc Ghie
	Name:	Jeffrey David Mc Ghie
	Title:	General Counsel

VIMPELCOM HIGHLIGHTS ITS STRATEGY TO DRIVE VALUE

AT ANALYST AND INVESTOR DAY

Amsterdam (November 16, 2011) - “VimpelCom Ltd” (“VimpelCom”, “Company” or “Group”) (NYSE: VIP), a leading global provider of telecommunications services, today announced highlights from its inaugural Analyst and Investor Day, titled “Global Scope, Local Excellence”, which was held on November 15, 2011.

Jo Lunder, Chief Executive Officer of VimpelCom, hosted the event and commented:

“At our first Analyst and Investor Day yesterday in Amsterdam, our leadership team outlined the strategy of the Group and the Business Units. Our philosophy is based on the idea that all business is local and starts with our 200 million customers. Our global operations are managed by some of the most experienced people in the industry with deep knowledge of their local markets. At the Group level, we are a lean organization focused on value creation through portfolio strategy, financial structure, optimizing return on capital and shared services such as roaming and procurement. When taken together, VimpelCom offers a truly unique combination of mature, strong cash-generating companies and solid emerging growth opportunities in many regions.”

During the event, VimpelCom’s leadership provided a detailed strategy for the execution of its Value Agenda 2012-2014 at the Group level, as well as within each Business Unit. This Value Agenda, which is focused on increasing Net Cash from Operating Activities, has three key pillars:

•

Profitable Growth – driving revenue growth that leads to profitability by focusing on higher value customers, speed of data access as a differentiating factor, and achieving smarter mobile data monetization;

•	Operational Excellence – focusing on cost efficiency programs, as well as increased focus on customer retention; and

•

Capital Efficiency – reducing capex to revenues over time by deploying capital more efficiently through centralized procurement management and synergies from the Wind Telecom merger. In addition, several initiatives were announced to reduce working capital, reduce the effective tax rate and reduce costs of funding.

The Company’s financial and operational strengths were also discussed in detail at the event, including initiatives to drive the following financial performance objectives from 2012 to 2014:

•	Capex / Revenue (excluding licenses) below 15% by end of 2014;

•	Net Debt / EBITDA below 2 by end of 2014;

•	Operational excellence program in Russia to deliver at least RUR 5 billion in savings in 2012.

The Company also confirmed its intention to make dividend payments of at least USD 0.80 per common share per annum between 2011 and 2013.

Mr. Lunder concluded:

“In a broader telecom market VimpelCom’s footprint, which covers over 860 million people, offers stronger growth in voice and significantly higher growth in mobile and fixed data, compared to the average telecom universe today. We will continue focusing on unleashing value for shareholders going forward.”

Presentations from the meeting, a link to the archived webcast and the Company’s dividend policy may be downloaded from the Company’s website: http://www.vimpelcom.com.

CONTACT INFORMATION

INVESTOR RELATIONS Gerbrand Nijman Investor_Relations@vimpelcom.com Tel: +31 20 79 77 200 (Amsterdam)	MEDIA AND PUBLIC RELATIONS Elena Prokhorova pr@vimpelcom.com Tel: +7 495 725 0705 (Moscow)

DISCLAIMER

This press release contains “forward-looking statements”, as the phrase is defined in Section 27A of the Securities Act and Section 21E of the Exchange Act. These statements include those relating to the Company’s financial performance objectives and the benefits and synergies from the Company’s transaction with Wind Telecom. These and other forward-looking statements are based on management’s best assessment of the Company’s strategic and financial position and of future market conditions and trends. These discussions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of continued volatility in the economies in the markets in which the Company operates, unforeseen developments from competition, governmental regulation of the telecommunications industries, general political uncertainties in the markets in which the Company operates and/or litigation with third parties. The actual outcome may also differ materially if the Company is unable to obtain all necessary corporate approvals relating to its business, if the Company is unable to successfully integrate Wind Telecom and other newly-acquired businesses, if the Company is unable to complete the demerger of certain Wind Telecom assets and other factors. In addition, there are risks related to the combination with Wind Telecom, including the possibility that the anticipated benefits of the combination may not materialize as expected; that the parties are unable to successfully implement integration strategies or otherwise realize the synergies anticipated for the transaction; the possibility that Telenor may succeed in the arbitration against the Company and Altimo Holdings and Investments Ltd. or bring other legal challenge (including requests for injunctive relief) against the Company, its officers or directors and/or Altimo in respect of its claims to pre-emptive rights or otherwise; and other risks and uncertainties that are beyond the Company’s control. There can be no assurance that such risks and uncertainties will not have a material adverse effect on the Company. Certain factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risk factors described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2010 and other public filings made by the Company with the SEC, which risk factors are incorporated herein by reference. The Company disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

ABOUT VIMPELCOM LTD

VimpelCom is one of the world’s largest integrated telecommunications services operators offering a wide range of wireless, fixed, and broadband services in Russia, Ukraine, Kazakhstan, Uzbekistan, Tajikistan, Armenia, Georgia, Kyrgyzstan, Vietnam, Cambodia, Laos, Algeria, Bangladesh, Pakistan, Burundi, Zimbabwe, Central African Republic, Italy and Canada. VimpelCom’s operations around the globe cover territory with a total population of approximately 864 million people. VimpelCom provides services under the “Beeline”, “Kyivstar”, “djuice”, “Wind”, “Infostrada” “Mobilink”, “Leo”, “banglalink”, “Telecel”, and “Djezzy” brands. As of September 30, 2011 VimpelCom had 199 million mobile subscribers on a combined basis. VimpelCom is traded on the New York Stock Exchange under the symbol (VIP). For more information visit: http://www.vimpelcom.com.

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